Mail Stop 4561

August 15, 2007

Timothy Franz
Chief Financial Officer
BNCCORP, Inc.
322 East Main Avenue
Bismarck, North Dakota 58501

      RE: BNCCORP, Inc.
                  Form 10-K for Fiscal Year Ended December 31, 2006
                  Filed March 28, 2007
                  Form 10-Q for the Fiscal Quarter Ended March 31, 2007
                  Filed May 14, 2007
                  File No. 001-16527

Dear Mr. Franz,

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings, except as otherwise indicated in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revisions in future filings or amend your prior filings as otherwise indicated in our comments and provide us drafts of your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 1. Description of Business and Significant Accounting Policies

Allowance for Credit Losses, page 53

1.   You disclose that in determining your allowance for loans losses you consider the extent and nature of waivers of loan policies. Please revise to disclose the following:

   a. the loan policies typically waived;

   b. the reasons you waive your loan policies;

   c. the internal controls you maintain to monitor this activity; and

   d. for the periods presented, the amount of loans originated in which you waived a loan policy.

Participating Interests in Mortgage Loans, page 55

2.   Please revise your disclosures here and on page 32 to provide expanded discussions of your loan participation activities, including the selling of participations disclosed here and the selling of participations disclosed on page 32. In your revisions, clarify how you account for each activity in your financial statements and the authoritative basis on which you reply in determining the appropriateness of your accounting.

Loan Origination Fees and Costs, page 56

3.   You disclose that loan fees representing adjustments of yield are generally deferred and amortized into interest income over the term of the loan using the interest method. Please revise to disclose which fees are not deferred and tell us the accounting guidance on which you rely for this policy. Also, for each period presented, quantify the amount of loan fees not deferred.

4.   Please revise to clarify how your policy to defer loan commitment fees and amortize into non-interest income on a straight-line basis over the commitment period is consistent with paragraph 8 of SFAS 91.

5.   Please revise to disclose which loan fees do not represent adjustments of yield and are recorded in non-interest income. Clarify in your revisions the accounting guidance on which you rely for this policy.

Note 4. Investment Securities Available for Sale, page 62

6.   Please revise to provide a table of available-for-sale investments with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of each balance sheet date presented. Refer to paragraph 21 of EITF 03-1.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

7.   Please amend your Form 10-Q for the fiscal quarter ended March 31, 2007 to report BNC Insurance Services, Inc. as held for sale and presented as a discontinued operation. Refer to SFAS 144.

8.   We note in your From 10-Q for the period ended June 30, 2007 that you separately identify changes in operating accounts and investing activities related to discontinued operations in the statements of cash flows. In your amended Form 10-Q, please clarify why you did not separately identify cash flows from discontinued operations related to your financing activities and confirm, if true, that the changes in operating accounts line item includes all operating cash flows associated these operations. Additional information is available in Section II.C.1 of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline available on the SEC's web-site.

Form 10-Q for the period ended September 30, 2007

9.   Beginning with your Form 10-Q for the period ending September 30, 2007 and in all future Forms 10-Q, please revise to include the disclosure requirements of Items III and IV of Industry Guide 3. We note that the significant changes in your loan portfolio and believe that these disclosures are material to your business.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings or amend your prior filings as otherwise indicated in our comments, provide us drafts of your proposed revisions and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Senior Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant